

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 25, 2010

via U.S. mail and facsimile

Mark O. Eisele, CFO
Applied Industrial Technologies, Inc.
1 Applied Plaza
Cleveland, Ohio 44115

> RE: **Applied Industrial Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed August 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 4, 2009**
> **File No. 1-2299**

Dear Mr. Eisele:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

General

1. We note that you refer readers to the investor relations area of your website for certain of your Commission filings and corporate governance documents, as indicated on pages 4 and 20 of your Form 10-K for the year ended June 30, 2009, and on pages 8, 9, 10 and 37 of your Definitive Proxy Statement on Schedule 14A filed on

September 4, 2009. However, these filings and documents do not appear to be provided on your website, but rather appear to be provided on a linked site maintained by Clear Perspective Group, LLC. In addition, the investor relations area of your website includes a disclaimer stating that you are "not responsible for the content of the linked site which is maintained by Clear Perspective Group, LLC." Please advise us as to the basis for this disclaimer.

Item 15. Exhibits and Financial Statement Schedules, page 22

2. The exhibits and schedules to the credit agreement dated June 3, 2005 (Exhibit 4.7) do not appear to have been filed on EDGAR in connection with the Form 8-K filing on June 9, 2005. Please file a complete copy of the credit agreement, including all schedules and exhibits thereto, with your next Exchange Act periodic report.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

3. There is a concern about whether the existing disclosures fully explain the goodwill impairment charge. The MD&A section of your fiscal year 2009 Form 10-K attributes the impairment charge to reduced operating results and a worsening economic outlook. We note that you performed an interim impairment test as of December 31, 2008 for these reasons. We further note that the assumptions used in both your December 31, 2008 test and the annual impairment test performed in the third quarter of 2009 considered the current economic environment. Finally, we note that $34 million of the goodwill impairment charge relates to the acquisition of Fluid Power Resources, LLC and the corresponding fluid power distribution business (collectively FPR) on August 29, 2008. As such, it is unclear why you did not provide investors with substantive and informative disclosure that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the loss. Further, the discussion and analysis of the Fluid Power Business segment's operating results in the fiscal year 2009 Forms 10-Q or Form 10-K do not appear to provide investors with any insight as to what occurred to cause the segment's discounted cash flows to decline at least, but presumably more than, 10%. Please refer to the disclosure requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify the following issues:
    * What specific events occurred in the fourth quarter of fiscal year 2009 to trigger the SFAS 142 interim impairment test? Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.
    * What changed in the operating results of FPR from the acquisition date to the fourth quarter of fiscal year 2009?

- How are the revised forecasts in the fourth quarter of fiscal year 2009 consistent with the historical disclosures for Fluid Power Business? The SFAS 131 data reflected a 45.7% increase in net sales for the Fluid Power Business and $18.9 million segment operating income for fiscal year 2009. The segment also generated $3.1 million of segment operating income in the quarter immediately preceding the charge and $3 million of segment operating income in the quarter the impairment charge was recognized (excluding the impairment charge). Based on the Fluid Power Business segment's operating results reported in fiscal year 2009 Forms 10-Q and the Form 10-K and the fact that FPR was acquired during the fiscal year, it is not obvious why $36.6 million of goodwill was determined to be impaired.
- To what extent did the operating results in the fourth quarter of fiscal year 2009 for FPR and the Fluid Power Business differ from the estimate of fourth quarter results you made in performing the second quarter of fiscal year 2009 discounted cash flow analysis?
- How is the revised forecast consistent with your significant positive operating cash flows in each quarter of fiscal year 2009?
- What impact did your restructuring activities have on your revised forecast?

Please provide these disclosures in your second quarter of fiscal year 2010 Form 10-Q and fiscal year 2010 Form 10-K. Note this is not an all-inclusive list of what should be included in your disclosures. Please provide us with the disclosures you intend to include in these periodic reports.

Exhibit 31 – Rule 13a-14(a)/15d-14(a) certifications

4. In future filings, please delete the reference to the title of the certifying individual at the beginning of each certification.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 5

5. In future filings, please provide complete disclosure about each director's business experience for the most recent five years, and to the extent that a director is self-employed or retired, so disclose. For example, it is unclear since when Mr. Moore has been the President of Oak Grove Consulting Group, Inc. There also appear to be date gaps in certain other biographies, such as Mr. Dorsman. See Item 401(e) of Regulation S-K. Please show us what your revisions will look like.

Compensation Discussion and Analysis, page 14

6. We note the disclosure under "Executive Compensation Program Overview" on page 16 that discusses the structure of your compensation program. Please revise to

provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Indicate how you determined the allocation percentages among the three elements of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Please show us what your revisions will look like.

7. We note that you target overall compensation and each element of compensation at or near the market median. In future filings, please indicate where each named executive officer's overall compensation and each element of compensation fell with respect to the targeted range, and explain your reasons for paying any amount outside such range. Please show us what your revisions will look like.

Base Salary, page 17

8. You disclose that in setting the named executive officers' salaries, in addition to the market survey, the compensation committee takes into consideration other factors, such as individual performance and such executives' overall contribution. In future filings, please disclose how these factors influenced the compensation committee's decision to increase salaries by a 3.5-5.5% range. See Item 402(b)(2)(ix) of Regulation S-K. Please show us what your revisions will look like.

Long-Term Incentives, page 19

9. In accordance with Item 402(b)(2)(iii) of Regulation S-K, please explain to us with a view toward future disclosure, the basis for allocating compensation to each different form of award (i.e., SARs and three-year performance grants).

SARs, page 19

10. Although you provide general disclosure relating to the grant of SARs, your disclosure does not meaningfully convey the reasons why you structure the program in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances.

Please revise accordingly in future filings. Please show us what your revisions will look like.

Performance grants, page 19

11. Please tell us whether at the time of the filing of the definitive proxy statement, the compensation committee had approved performance grants for the July 2009 to June 30, 2012 period. Please note that in accordance with Instruction 2 to Item 402(b) of Regulation S-K, CD&A should also cover actions regarding executive compensation that were taken after the end of the last fiscal year.

12. Please tell us and in future filings disclose the names of the twenty companies you use to compare cumulative total shareholder return. We note disclosure in the second to last paragraph on page 19.

13. We note that you utilize a matrix to determine the precise payout levels. In future filings, please either explain how the amounts in the matrix are determined or disclose for each named executive officer the matrix containing the multiple ranges of achievement for the various combinations of the return on sales and sales growth goals. Please show us what your revisions will look like.

14. We note your disclosure in the second paragraph on page 20 of the threshold and maximum payouts with respect to the return on sales and sales growth portion of the performance grants.   In future filings, please also disclose the target payout with respect to this portion of the performance grants.

Stock Ownership Guidelines, page 21

15. Please tell us and in future filings disclose whether each named executive officer's stock ownership is at least equal to the guidelines.

Summary Compensation Table – Fiscal Years 2009, 2008, and 2007, page 22

16. We note your footnote (4) disclosure, and in particular, the values disclosed in the "Perquisites and Other Personal Benefits" column of the tabular disclosure. Please confirm that no perquisite or personal benefit exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for any of the named executive officers. Otherwise, such perquisite or personal benefit must be quantified and disclosed in a footnote.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief